RESULTS OF THE A SPECIAL MEETING OF
SHAREHOLDERS  UMB SCOUT BALANCED FUND,
INC.
A special meeting of the shareholders of
the UMB  Scout Balanced Fund, Inc. was held
on December 17, 2004.
The matter voted on by the shareholders of
record as of November 1, 2004 and the
results of the vote at the shareholder
meeting held December 17, 2004 was as
follows
  1. To approve the liquidation and
     dissolution of the Fund pursuant to
     the Plan of Liquidation and
     Dissolution (the Plan) of the Fund.
     Affirmative              109,409.008
     Against                    2,251.955
     Abstain                    1,567.098
     Total                    113,228.061

  2. To vote in accordance with the views of management upon any other matters that may properly come before the Meeting or any adjournment thereof.

     Affirmative              104,085.563
     Against                    5,096.692
     Abstain                    4,045.806
     Total                    113,228.061